SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 November 2008

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	3rd Quarter Results dated 11 November 2008

99.1

11 November 2008

InterContinental Hotels Group PLC
Third Quarter Results to 30 September 2008

Headlines
•	Global RevPAR growth of 1.6% at constant currency.
•	10,081 net rooms added in the quarter. System size of 608,225 rooms (4,108 hotels), up 7% on third quarter 2007.
•	25,546 rooms signed (164 hotels), taking the pipeline to 243,509 rooms (1,773 hotels), 40% of the existing system size.
•	Total gross revenue* from all hotels in IHG’s system of $5.1bn, up 8% at constant currency.
•	Operating profit including discontinued operations of $153m up 8% at constant currency.
•

Continuing revenue up 7% from $453m to $486m. Continuing operating profit up 14% from $132m to $150m. Revenue and operating profit include $11m benefit from two significant liquidated damages receipts.

•	Excluding significant liquidated damages receipts, continuing revenue up 5% (4% at constant currency) and continuing operating profit up 5% (2% at constant currency).
•	Adjusted continuing earnings per share (“EPS”) up 29% to 34.6¢. Adjusted total EPS of 35.3¢. Basic total EPS of 32.2¢.

All figures and movements unless otherwise noted are at actual exchange rates and before exceptional items. See appendix 3 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 4. (% CER) = change in constant currency. *See appendix 5 for definition.

Commenting on the results and trading, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“In the quarter we delivered RevPAR growth ahead of the industry. We also opened over 19,000 rooms, a new record for the business, and saw our net system size grow by 10,000 rooms.
“We expect the rate of new room openings to remain strong, reflecting the size and quality of our development pipeline which stands at nearly a quarter of a million rooms (1,773 hotels).  Around 90,000 new rooms (540 hotels) are under construction, and over half of these are currently expected to open in 2009.  A small number of hotels are experiencing construction delays but, at this stage, we are not seeing any material increase in the level of losses from the pipeline. We signed deals for over 160 hotels in the quarter (25,546 rooms), but the current financial conditions are now impacting the availability of debt finance and new signings are taking longer to finalise.

“In October we have seen a sharp deterioration in market conditions with preliminary data for the month showing a global RevPAR decline of 4.5% with a decline of 5.7% in the US. Throughout 2008 we have been controlling costs and capital spending tightly and we are taking the necessary steps to manage both to be below this year’s levels in 2009. Given the power of our brands, the size and resilience of our pipeline and our leading reservations systems, we are positioned well to continue to outperform the industry.”

Rooms: sustained system growth
•

25,546 rooms (164 hotels) were signed in the quarter (including 2,412 rooms under the Holiday Inn Club Vacations brand), taking the total signed this year to almost 74,000 rooms. Signings were up 68% in EMEA driven by strong signings in the Middle East (8 hotels) and up 42% in Asia Pacific with strong signings in China (11 hotels). Excluding the Holiday Inn Club Vacations rooms, Americas signings were down 42% (9,553 rooms) on the strong 2007 comparative.

• The pipeline now stands at 243,509 rooms (1,773 hotels), up 21% on third quarter 2007. Over one third of the pipeline is outside the Americas and almost two-thirds are midscale developments.
•

19,056 rooms (135 hotels) were opened, up 36%, including 10,623 rooms in the Americas. In line with IHG’s strategy of driving quality growth 8,975 rooms were removed, giving net room additions of 10,081 for the quarter, up 36% on 2007.

Americas: RevPAR outperformance across all brands

Revenue performance

RevPAR increased 0.6%, driven by rate growth of 4.0% offset by an occupancy decline of 2.3%. RevPAR declined in the US in August and September, although all IHG’s brands continued to perform ahead of their industry segments. Continuing revenue grew 4% from $234m to $243m, driven by 11% growth in revenues from managed hotels and 4% growth in franchised hotel revenues.

Operating profit performance

Operating profit from continuing operations increased 5% to $126m. Continuing owned and leased hotel profit increased by $1m to $10m driven by 5.8% RevPAR growth at the InterContinental New York and 2.1% at the InterContinental Mark Hopkins, San Francisco. Managed hotel profit increased $3m to $12m driven by 19.1% RevPAR growth in Latin America. Franchised hotel profit increased $1m to $120m driven by 6% growth in royalty fees, partly offset by a reduction in fees received on new signings and changes in hotel ownership.

EMEA: strong performance in the Middle East

Revenue performance

RevPAR increased 4.2%, driven by rate with a small drop in occupancy. The Middle East continued to perform strongly, growing RevPAR by 24.0%. Continental Europe grew RevPAR by 1.6%, including a 5.3% increase in Germany. In the UK, the Holiday Inn family of brands outperformed their market segment recording RevPAR growth of 2.4%. Continuing revenues increased 7% (6% CER). Excluding the $7m liquidated damages receipt from one franchise contract, continuing revenues grew 2% (1% CER).

Operating profit performance

Operating profit from continuing operations increased 15% (13% CER) to $46m. Excluding the $7m liquidated damages receipt, continuing operating profit decreased $1m to $39m. Continuing owned and leased hotels’ profit was flat at $14m, the increased contribution from InterContinental London Park Lane being offset by the impact of a weaker market on InterContinental Paris Le Grand. Managed hotel profit decreased from $21m to $19m with continued growth in fees across Europe and the Middle East being offset by a reduced contribution from a portfolio of managed hotels in the UK. Franchised hotel profit increased from $16m to $25m driven by the $7m liquidated damages receipt and a 17% increase in royalty fee income due to a 9% increase in the number of franchised rooms across EMEA.

Asia Pacific: continued rooms growth drives profits

Revenue performance

RevPAR increased 2.7%. Greater China RevPAR grew 6.3%, with 32.6% growth in August due to the Beijing Olympics. RevPAR was negatively impacted on either side of the games by visa restrictions. In Japan RevPAR declined 4.4% in line with the industry. Across the rest of Asia RevPAR grew 4.3% . Continuing revenues grew 22% (18% at CER) to $73m driven by 19% growth in owned and leased revenues and 15% growth in managed revenues. Excluding the $4m liquidated damages receipt from one franchise contract, continuing revenues grew 15% (12% at CER).

Operating profit performance

Operating profit from continuing operations increased 29% from $14m to $18m. Excluding the $4m liquidated damages receipt, and before a $4m increase in regional overheads, operating profit increased $4m. Owned and leased hotel operating profit grew 17% from $6m to $7m driven by RevPAR growth of 17.7% at the InterContinental Hong Kong after completion of its rolling refurbishment in September 2007. Managed hotel profit increased $4m to $17m driven by the contribution from the increasing number of hotels under IHG management in the region.

Overheads, Interest, Tax and Exceptional items

In the third quarter total regional overheads increased $4m to $38m. This was driven by continued planned investment in marketing, support infrastructure and development in the Asia Pacific region. Central costs decreased $2m to $40m, flat at constant currency.

The tax charge on profit from continuing and discontinued operations, excluding the impact of exceptional items, has been calculated using an estimated effective annual tax rate of 25% (Q3 2007: 22%). The underlying rate before the impact of prior year items was 37%. The reported tax rate may continue to vary year-on-year in the foreseeable future due to prior year settlements and other developments, but in the longer term is expected to trend up over time. The interest charge for the period decreased by $5m to $28m due to a reduction in average net debt and average interest rates.

Exceptional operating charges of $33m in the quarter included $15m relating to the Holiday Inn brand relaunch.

Cash flow and net debt

$497m of cash was generated from operating activities in the nine months to 30 September, up $177m on 2007. In addition $91m of cash was generated from disposals including the sale in the quarter of the Holiday Inn Jamaica for $30m and of a 31% stake in the Crowne Plaza Christchurch for $24m.
Year to date capital expenditure of $70m was $76m below 2007 levels. No shares were repurchased during the third quarter. IHG’s net debt at the period end was $1,351m, including the $201m finance lease on the InterContinental Boston. In the second quarter IHG successfully refinanced $2.1bn of long term debt facilities.

Appendix 1: Asset disposal programme

	Number of hotels	Proceeds	Net book value
Disposed since April 2003	183	$5.5bn	$5.2bn
Remaining hotels	16	-	$1.8bn

For a full list please visit www.ihg.com/Investors

Appendix 2: Quarter 3 Rooms

	Americas	EMEA	Asia Pacific	Total
Openings	10,623	3,725	4,708	19,056
Removals	(7,183)	(1,447)	(345)	(8,975)
Net room additions	3,440	2,278	4,363	10,081
Signings	15,628	3,531	6,387	25,546

Appendix 3: Financial headlines

Three months to 30 Sept $m	Total		Americas		EMEA		Asia Pacific		Central
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Franchised operating profit	149	136	120	119	25	16	4	1	-	-
Managed operating profit	48	43	12	9	19	21	17	13	-	-
Continuing owned and leased operating profit	31	29	10	9	14	14	7	6	-	-
Continuing operating profit pre regional overheads	228	208	142	137	58	51	28	20	-	-
Regional overheads	(38)	(34)	(16)	(17)	(12)	(11)	(10)	(6)	-	-
Continuing operating profit pre central overheads	190	174	126	120	46	40	18	14	-	-
Central overheads	(40)	(42)	-	-	-	-	-	-	(40)	(42)
Continuing operating profit	150	132	126	120	46	40	18	14	(40)	(42)
Discontinued owned and leased operating profit	3	6	3	4	-	2	-	-	-	-
Total operating profit	153	138	129	124	46	42	18	14	(40)	(42)

Appendix 4: Constant currency continuing operating profit growth before exceptional items

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**
Growth	5.0%	4.2%	15.0%	12.5%	28.6%	28.6%	13.6%	10.6%

Exchange rates	EUR:USD	GBP:USD	RMB:USD
Q3 2008	0.67:1	0.53:1	6.84:1
Q3 2007	0.73:1	0.49:1	7.54:1

* US dollar actual currency.
** Translated at constant 2007 exchange rates.
*** After Central Overheads.

Appendix 5: Definition of total gross revenue

Total gross revenue is defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon; Emma Corcoran):	+44 (0) 1895 512 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

UK Q&A Conference Call:

A conference call with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director and Interim President of the Americas) will commence at 9.30 am (London time) on 11 November. There will be an opportunity to ask questions.

International dial-in:	+44 (0)20 7019 0812
UK Free Call:	0800 018 0795
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 9599.

International dial-in:	+44 (0)20 7970 4998
UK Free Call:	0800 279 9414

US Q&A conference call:

There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 11 November with Andrew Cosslett (Chief Executive). There will be an opportunity to ask questions.

International dial-in:	+44 020 7019 0812
US Toll Free:	877 818 6787
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 9610.

International dial-in:	+44 (0)20 7192 0832
US Toll Free:	866 855 7643

Website:

The full release and supplementary data will be available on our website from 7.00 am (London time) on Tuesday 11th November. The web address is www.ihg.com/Q3 .

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 4,100 hotels and more than 600,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo® , Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express® , Staybridge Suites® and Candlewood Suites® , and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 40 million members worldwide.

IHG has more than 1,700 hotels in its development pipeline, which will create 200,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com . For the latest news from IHG, visit our online Press Office at www.ihg.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in ‘Risk Factors’ in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

InterContinental Hotels Group PLC

GROUP INCOME STATEMENT
For the three months ended 30 September 2008

	3 months ended 30 September 2008			3 months ended 30 September 2007
	Before exceptional items	Exceptional items (note 8)	Total	Before exceptional items	Exceptional items (note 8)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	486	-	486	453	-	453
Cost of sales	(213)	-	(213)	(198)	-	(198)
Administrative expenses	(105)	(16)	(121)	(97)	(5)	(102)
Other operating income and expenses	8	4	12	3	17	20
	____	____	____	____	____	____
	176	(12)	164	161	12	173
Depreciation and amortisation	(26)	(21)	(47)	(29)	-	(29)
	_____	_____	____	_____	_____	____

Operating profit (note 4)	150	(33)	117	132	12	144
Financial income	2	-	2	4	-	4
Financial expenses	(30)	-	(30)	(37)	-	(37)
	____	____	____	____	____	____

Profit before tax	122	(33)	89	99	12	111

Tax (note 9)	(24)	24	-	(19)	18	(1)
	____	____	____	____	____	____

Profit for the period from continuing operations	98	(9)	89	80	30	110

Profit for the period from discontinued operations (note 10)	2	-	2	5	12	17
	____	____	____	____	____	____
Profit for the period attributable to the equity holders of the parent	100	(9)	91	85	42	127
	====	====	====	====	====	====
Earnings per ordinary share (note 11)
Continuing operations:
Basic			31.4¢			37.0¢
Diluted			30.8¢			36.3¢
Adjusted	34.6¢			26.9¢
Adjusted diluted	33.9¢			26.4¢
Total operations:
Basic			32.2¢			42.8¢
Diluted			31.5¢			41.9¢
Adjusted	35.3¢			28.6¢
Adjusted diluted	34.6¢			28.1¢
	====		====	====		====

InterContinental Hotels Group PLC
GROUP INCOME STATEMENT
For the nine months ended 30 September 2008

	9 months ended 30 September 2008			9 months ended 30 September 2007
	Before exceptional items	Exceptional items (note 8)	Total	Before exceptional items	Exceptional items (note 8)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,438	-	1,438	1,285	-	1,285
Cost of sales	(637)	-	(637)	(589)	-	(589)
Administrative expenses	(297)	(30)	(327)	(267)	(5)	(272)
Other operating income and expenses	13	16	29	8	69	77
	_____	____	____	____	____	____
	517	(14)	503	437	64	501
Depreciation and amortisation	(83)	(23)	(106)	(85)	-	(85)
	_____	____	____	____	____	____

Operating profit (note 4)	434	(37)	397	352	64	416
Financial income	8	-	8	16	-	16
Financial expenses	(91)	-	(91)	(72)	-	(72)
	_____	____	____	____	____	____

Profit before tax	351	(37)	314	296	64	360

Tax (note 9)	(88)	22	(66)	(63)	22	(41)
	_____	____	____	____	____	____
Profit for the period from continuing operations	263	(15)	248	233	86	319

Profit for the period from discontinued operations (note 10)	6	-	6	9	18	27
	_____	____	____	____	____	____
Profit for the period attributable to the equity holders of the parent	269	(15)	254	242	104	346
	====	====	====	====	====	====
Earnings per ordinary share (note 11)
Continuing operations:
Basic			86.1¢			97.0¢
Diluted			84.1¢			95.2¢
Adjusted	91.3¢			70.8¢
Adjusted diluted	89.2¢			69.6¢
Total operations:
Basic			88.2¢			105.2¢
Diluted			86.1¢			103.3¢
Adjusted	93.4¢			73.6¢
Adjusted diluted	91.2¢			72.2¢
	====		====	====		====

InterContinental Hotels Group PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the nine months ended 30 September 2008

	2008 9 months ended 30 September $m	2007 9 months ended 30 September restated* $m

Income and expense recognised directly in equity
Gains on valuation of available-for-sale assets	8	14
Gains/(losses) on cash flow hedges	1	(2)
Actuarial (losses)/gains on defined benefit pension plans	(27)	26
Exchange differences on retranslation of foreign operations	(21)	17
	____	____
	(39)	55
	____	____
Transfers to the income statement
On cash flow hedges : interest payable	2	-
On disposal of available-for-sale assets	(17)	(18)
	____	____
	(15)	(18)
	____	____
Tax
Tax on items above taken directly to or transferred from equity	9	8
Tax related to share schemes recognised directly in equity	(2)	(10)
	____	____
	7	(2)
	____	____

Net (expense)/income recognised directly in equity	(47)	35

Profit for the period	254	346
	____	____
Total recognised income and expense for the period attributable to the equity holders of the parent	207	381
	====	====

*	Restated following the adoption of IFRIC 14 (note 1).

InterContinental Hotels Group PLC

GROUP CASH FLOW STATEMENT
For the nine months ended 30 September 2008

	2008 9 months ended 30 September	2007 9 months ended 30 September
	$m	$m

Profit for the period	254	346
Adjustments for:
Net financial expenses	83	56
Income tax charge	70	46
Gain on disposal of assets, net of tax	-	(18)
Exceptional operating items before depreciation	14	(64)
Depreciation and amortisation	106	88
Equity settled share-based cost, net of payments	21	24
	_____	_____
Operating cash flow before movements in working capital	548	478
Decrease/(increase) in net working capital	83	(16)
Retirement benefit contributions, net of cost	(27)	(64)
Cash flows relating to exceptional operating items	(37)	-
	_____	_____
Cash flow from operations	567	398
Interest paid	(89)	(52)
Interest received	8	18
Tax received/(paid) on operating activities	11	(44)
	_____	_____
Net cash from operating activities	497	320
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(29)	(92)
Purchases of intangible assets	(34)	(24)
Purchases of associates and other financial assets	(7)	(30)
Disposal of assets, net of costs	29	74
Proceeds from associates and other financial assets	62	98
Tax paid on disposals	-	(28)
	_____	_____
Net cash from investing activities	21	(2)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	2	30
Purchase of own shares	(139)	(103)
Purchase of own shares by employee share trusts	(19)	(117)
Proceeds on release of own shares by employee share trusts	2	20
Dividends paid to shareholders	(86)	(1,489)
(Decrease)/increase in borrowings	(128)	1,148
	_____	_____
Net cash from financing activities	(368)	(511)
	_____	_____

Net movement in cash and cash equivalents in the period	150	(193)
Cash and cash equivalents at beginning of the period	105	351
Exchange rate effects	(17)	(2)
	_____	_____
Cash and cash equivalents at end of the period	238	156
	=====	=====

InterContinental Hotels Group PLC

GROUP BALANCE SHEET
30 September 2008

	2008 30 September	2007 30 September restated*	2007 31 December restated*
	$m	$m	$m
ASSETS
Property, plant and equipment	1,766	1,917	1,934
Goodwill	215	221	221
Intangible assets	308	327	335
Investment in associates	46	65	65
Retirement benefit assets	33	57	48
Other financial assets	169	197	188
	_____	_____	_____
Total non-current assets	2,537	2,784	2,791
	_____	_____	_____
Inventories	4	6	6
Trade and other receivables	458	467	472
Current tax receivable	28	37	109
Cash and cash equivalents	238	156	105
Other financial assets	14	16	18
	_____	_____	_____
Total current assets	742	682	710

Non-current assets classified as held for sale	195	130	115
	______	______	______
Total assets	3,474	3,596	3,616
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(16)	(16)	(16)
Trade and other payables	(860)	(784)	(784)
Current tax payable	(403)	(467)	(426)
	_____	_____	_____
Total current liabilities	(1,279)	(1,267)	(1,226)
	_____	_____	_____
Loans and other borrowings	(1,573)	(1,787)	(1,748)
Retirement benefit obligations	(99)	(106)	(111)
Trade and other payables	(288)	(229)	(279)
Deferred tax payable	(134)	(122)	(148)
	_____	_____	_____
Total non-current liabilities	(2,094)	(2,244)	(2,286)

Liabilities classified as held for sale	(15)	(6)	(6)
	_____	_____	_____
Total liabilities	(3,388)	(3,517)	(3,518)
	=====	=====	=====
Net assets (note 15)	86	79	98
	=====	=====	=====
EQUITY
Equity share capital	146	162	163
Capital redemption reserve	12	10	10
Shares held by employee share trusts	(55)	(63)	(83)
Other reserves	(2,908)	(2,918)	(2,918)
Unrealised gains and losses reserve	33	49	38
Currency translation reserve	211	226	233
Retained earnings	2,641	2,607	2,649
	______	______	______
IHG shareholders’ equity (note 16)	80	73	92
Minority equity interest	6	6	6
	______	______	______
Total equity	86	79	98
	=====	=====	=====
*	Restated following the adoption of IFRIC 14 (note 1).

InterContinental Hotels Group plc

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ using, on a consistent basis, the accounting policies set out in the 2007 InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements.

On 30 May 2008, IHG announced its intention to change its reporting currency from sterling to US dollars to reflect the profile of revenue and operating profit which are now primarily generated in US dollars or US dollar linked currencies. These financial statements are presented in US dollars and all comparative information has been restated accordingly.

The Group adopted IFRIC 14 ‘IAS 19 – The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ for the first time at 31 December 2007. IFRIC 14 provides guidance on assessing the limit in IAS 19 ‘Employee Benefits’ on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The adoption of IFRIC 14 has required the Group balance sheet at 30 September 2007 to be restated to recognise a retirement benefit asset of $57m. The 31 December 2007 comparative balance sheet has also been amended to show the retirement benefit assets net of tax previously recorded within deferred tax payable. There have been corresponding changes to the actuarial gains and related tax reported in the restated Group Statement of Recognised Income and Expense for the nine months ended 30 September 2007 and year ended 31 December 2007.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2007 has been extracted from the Group’s published financial statements for that year and converted to US dollars. These financial statements contain an unqualified audit report and have been filed with the Registrar of Companies.

2.	Exchange rates

The results of operations have been translated into US dollars at the weighted average rates of exchange for the period. In the case of the pound sterling, the translation rate for the nine months ended 30 September is $1= £0.51 (2008 3 months, $1 = £0.53; 2007 9 months, $1 = £0.50; 2007 3 months, $1=£0.49). In the case of the euro, the translation rate for the nine months ended 30 September is $1 = €0.66 (2008 3 months, $1 = €0.67; 2007 9 months, $1 = €0.74; 2007 3 months, $1 = €0.73).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of the pound sterling, the translation rate is $1=£0.56 (2007 31 December $1 = £0.50; 30 September $1 = £0.49). In the case of the euro, the translation rate is $1 = €0.70 (2007 31 December $1 = €0.68; 30 September $1= €0.71).

3.	Revenue
		2008 3 months ended 30 September	2007 3 months ended 30 September	2008 9 months ended 30 September	2007 9 months ended 30 September
		$m	$m	$m	$m
	Continuing operations
	Americas (note 5)	243	234	720	676
	EMEA (note 6)	137	128	408	345
	Asia Pacific (note 7)	73	60	214	179
	Central	33	31	96	85
		____	____	____	____
		486	453	1,438	1,285
	Discontinued operations (note 10)	10	18	32	64
		____	____	____	____
		496	471	1,470	1,349
		====	====	====	====

4.	Operating profit
		2008 3 months ended 30 September $m	2007 3 months ended 30 September $m	2008 9 months ended 30 September $m	2007 9 months ended 30 September $m
	Continuing operations:
	Americas (note 5)	126	120	368	340
	EMEA (note 6)	46	40	135	88
	Asia Pacific (note 7)	18	14	47	41
	Central	(40)	(42)	(116)	(117)
		____	____	____	____
		150	132	434	352
	Exceptional operating items (note 8)	(33)	12	(37)	64
		____	____	____	____
		117	144	397	416

	Discontinued operations (note 10)	3	6	10	14
		____	____	____	____
		120	150	407	430
		====	====	====	====

5.	Americas
		2008 3 months ended 30 September $m	2007 3 months ended 30 September $m	2008 9 months ended 30 September $m	2007 9 months ended 30 September $m
	Revenue
	Owned and leased	63	63	195	185
	Managed	41	37	138	117
	Franchised	139	134	387	374
		____	____	____	____
	Continuing operations	243	234	720	676
	Discontinued operations *	10	12	32	50
		____	____	____	____
	Total	253	246	752	726
		====	====	====	====
	Operating profit
	Owned and leased	10	9	29	25
	Managed	12	9	50	34
	Franchised	120	119	335	328
	Regional overheads	(16)	(17)	(46)	(47)
		____	____	____	____
	Continuing operations	126	120	368	340
	Discontinued operations*	3	4	10	13
		____	____	____	____
	Total	129	124	378	353
		====	====	====	====

*	Discontinued operations are all owned and leased.

6.	EMEA
		2008 3 months ended 30 September $m	2007 3 months ended 30 September $m	2008 9 months ended 30 September $m	2007 9 months ended 30 September $m
	Revenue
	Owned and leased	66	66	187	172
	Managed	36	40	133	116
	Franchised	35	22	88	57
		____	____	____	____
	Continuing operations	137	128	408	345
	Discontinued operations*	-	6	-	14
		____	___	___	___
	Total	137	134	408	359
		====	====	====	====

	Operating profit
	Owned and leased	14	14	33	17
	Managed	19	21	75	59
	Franchised	25	16	60	43
	Regional overheads	(12)	(11)	(33)	(31)
		____	____	____	____
	Continuing operations	46	40	135	88
	Discontinued operations*	-	2	-	1
		____	___	___	___
	Total	46	42	135	89
		====	====	====	====

*	Discontinued operations are all owned and leased.

7.	Asia Pacific
		2008 3 months ended 30 September $m	2007 3 months ended 30 September $m	2008 9 months ended 30 September $m	2007 9 months ended 30 September $m
	Revenue
	Owned and leased	37	31	114	98
	Managed	30	26	86	70
	Franchised	6	3	14	11
		____	___	___	___
	Total	73	60	214	179
		====	====	====	====
	Operating profit
	Owned and leased	7	6	27	21
	Managed	17	13	43	32
	Franchised	4	1	7	5
	Regional overheads	(10)	(6)	(30)	(17)
		____	____	____	____
	Total	18	14	47	41
		====	====	====	====

	All results relate to continuing operations.

8.	Exceptional items
		2008 3 months ended 30 September $m	2007 3 months ended 30 September $m	2008 9 months ended 30 September $m	2007 9 months ended 30 September $m
	Continuing operations:

	Exceptional operating items
	Holiday Inn brand relaunch (a)	(15)	-	(24)	-
	Office reorganisations (b)	(1)	8	(8)	8
	Gain on sale of associate investments	6	-	6	22
	Gain on sale of other financial assets	-	4	12	34
	Loss on disposal of hotels*	(2)	-	(2)	-
	Impairment charge (c)	(21)	-	(21)	-
		____	____	____	____
		(33)	12	(37)	64
		====	====	====	====
	Tax
	Tax on exceptional operating items	12	(6)	10	(2)
	Exceptional tax credit (d)	12	24	12	24
		____	____	____	____
		24	18	22	22
		====	====	====	====
	Discontinued operations:

	Gain on disposal of assets (note 10)
	Gain on disposal of hotels**	-	14	-	22
	Tax charge	-	(2)	-	(4)
		____	____	____	____
		-	12	-	18
		====	====	====	====

*	Relates to hotels classified as continuing operations.
**	Relates to hotels classified as discontinued operations.
a)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.
b)

Relates to further costs incurred on the relocation of the Group’s head office and the closure of its Aylesbury facility. On the face of the income statement, for the nine months ended 30 September 2008, $2m of this cost is included in depreciation and amortisation with the remainder in administrative expenses, and for the three and nine months ended 30 September 2007, charges of $5m are included in administrative expenses with the remainder in other operating income and expenses.

c)

Relates to the capitalised value of management contracts accounted for as intangible assets and arises from a revision to expected fee income. Estimated future cash flows have been discounted at 10% (previous valuation: 10%). The charge is included in the depreciation and amortisation line on the face of the income statement and relates to the EMEA business segment.

d)

Relates to the release of provisions which are exceptional by reason of their size or incidence relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.

9.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 8), has been calculated using an estimated effective annual tax rate of 25% (2007 22%) analysed as follows.

	2008	2008	2008	2007	2007	2007
3 months ended 30 September	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	122	(24)		99	(19)
Discontinued operations	3	(1)		6	(1)
	____	____		____	____
	125	(25)	20%	105	(20)	19%
Exceptional items
Continuing operations	(33)	24		12	18
Discontinued operations	-	-		14	(2)
	____	____		____	____
	92	(1)		131	(4)
	====	====		====	====
Analysed as:
UK tax		18			12
Foreign tax		(19)			(16)
		____			_____
		(1)			(4)
		====			====

	2008	2008	2008	2007	2007	2007
9 months ended 30 September	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	351	(88)		296	(63)
Discontinued operations	10	(4)		14	(5)
	____	____		____	____
	361	(92)	25%	310	(68)	22%
Exceptional items
Continuing operations	(37)	22		64	22
Discontinued operations	-	-		22	(4)
	____	____		____	____
	324	(70)		396	(50)
	====	====		====	====
Analysed as:
UK tax		1			(10)
Foreign tax		(71)			(40)
		____			_____
		(70)			(50)
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 37% (2007 35%). Prior year items have been treated as relating wholly to continuing operations.

10.	Discontinued operations

Discontinued operations are those relating to hotels sold or those classified as held for sale as part of the asset disposal programme that commenced in 2003. These disposals underpin IHG’s strategy of growing its managed and franchised business whilst reducing asset ownership.

The results of discontinued operations which have been included in the consolidated income statement, are as follows:

	2008 3 months ended 30 September	2007 3 months ended 30 September	2008 9 months ended 30 September	2007 9 months ended 30 September
	$m	$m	$m	$m

Revenue	10	18	32	64
Cost of sales	(7)	(12)	(22)	(47)
	____	____	____	____
	3	6	10	17
Depreciation and amortisation	-	-	-	(3)
	____	____	____	____
Operating profit	3	6	10	14
Tax	(1)	(1)	(4)	(5)
	____	____	____	____
Profit after tax	2	5	6	9
Gain on disposal of assets, net of tax (note 8)	-	12	-	18
	____	____	____	____

Profit for the period from discontinued operations	2	17	6	27
	====	====	====	====

	2008 3 months ended 30 September cents per share	2007 3 months ended 30 September cents per share	2008 9 months ended 30 September cents per share	2007 9 months ended 30 September cents per share

Earnings per share from discontinued operations
Basic	0.8	5.8	2.1	8.2
Diluted	0.7	5.6	2.0	8.1
	====	====	====	====

The effect of discontinued operations on segment results is shown in notes 5 and 6.

11.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

3 months ended 30 September	2008	2008	2007	2007
	Continuing operations	Total	Continuing operations	Total

Basic earnings per share
Profit available for equity holders ($m)	89	91	110	127
Basic weighted average number of ordinary shares (millions)	283	283	297	297
Basic earnings per share (cents)	31.4	32.2	37.0	42.8
	====	=====	====	=====

Diluted earnings per share
Profit available for equity holders ($m)	89	91	110	127
Diluted weighted average number of ordinary shares (millions)	289	289	303	303
Diluted earnings per share (cents)	30.8	31.5	36.3	41.9
	====	=====	===	===
Adjusted earnings per share
Profit available for equity holders ($m)	89	91	110	127
Less adjusting items (note 8):
Exceptional operating items ($m)	33	33	(12)	(12)
Tax ($m)	(24)	(24)	(18)	(18)
Gain on disposal of assets, net of tax ($m)	-	-	-	(12)
	____	____	____	____
Adjusted earnings ($m)	98	100	80	85
Basic weighted average number of ordinary shares (millions)	283	283	297	297
Adjusted earnings per share (cents)	34.6	35.3	26.9	28.6
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	289	289	303	303
Adjusted diluted earnings per share (cents)	33.9	34.6	26.4	28.1
	====	====	====	====

11.	Earnings per ordinary share (continued)
	9 months ended 30 September	2008	2008	2007	2007
		Continuing operations	Total	Continuing operations	Total
Basic earnings per share
Profit available for equity holders ($m)	248	254	319	346
Basic weighted average number of ordinary shares (millions)	288	288	329	329
Basic earnings per share (cents)	86.1	88.2	97.0	105.2
	====	====	====	====

Diluted earnings per share
Profit available for equity holders ($m)	248	254	319	346
Diluted weighted average number of ordinary shares (millions)	295	295	335	335
Diluted earnings per share (cents)	84.1	86.1	95.2	103.3
	====	====	====	====

Adjusted earnings per share
Profit available for equity holders ($m)	248	254	319	346
Less adjusting items (note 8):
Exceptional operating items ($m)	37	37	(64)	(64)
Tax ($m)	(22)	(22)	(22)	(22)
Gain on disposal of assets, net of tax ($m)	-	-	-	(18)
	____	____	____	____
Adjusted earnings ($m)	263	269	233	242
Basic weighted average number of ordinary shares (millions)	288	288	329	329
Adjusted earnings per share (cents)	91.3	93.4	70.8	73.6
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	295	295	335	335
Adjusted diluted earnings per share (cents)	89.2	91.2	69.6	72.2
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2008 3 months ended 30 September millions	2007 3 months ended 30 September millions	2008 9 months ended 30 September millions	2007 9 months ended 30 September millions
Basic weighted average number of ordinary shares	283	297	288	329
Dilutive potential ordinary shares – employee share options	6	6	7	6
	____	____	____	____
	289	303	295	335
	====	====	====	====

12.	Dividends
		2008 9 months ended 30 September cents per share	2007 9 months ended 30 September cents per share	2008 9 months ended 30 September $m	2007 9 months ended 30 September $m
	Paid during the period:
	Final (declared for previous year)	29.2	25.9	86	92
	Special interim	-	400.0	-	1,397
		____	____	____	____
		29.2	425.9	86	1,489
		====	====	====	====
	Proposed for the period:
	Interim	12.2	11.5	35	34
		====	====	====	====

13.	Net debt
		2008 30 September	2007 30 September	2007 31 December
		$m	$m	$m

	Cash and cash equivalents	238	156	105
	Loans and other borrowings – current	(16)	(16)	(16)
	Loans and other borrowings – non-current	(1,573)	(1,787)	(1,748)
		____	____	____
	Net debt	(1,351)	(1,647)	(1,659)
		====	====	====
	Finance lease liability included above	(201)	(200)	(200)
		====	====	====

14.	Movement in net debt
		2008 9 months ended 30 September	2007 9 months ended 30 September	2007 12 months ended 31 December
		$m	$m	$m

	Net increase/(decrease) in cash and cash equivalents	150	(193)	(237)
	Add back cash flows in respect of other components of net debt:
	Decrease/(increase) in borrowings	128	(1,148)	(1,108)
		____	____	____
	Decrease/(increase) in net debt arising from cash flows	278	(1,341)	(1,345)

	Non-cash movements:
	Finance lease liability	(1)	(13)	(18)
	Exchange and other adjustments	31	(30)	(33)
		____	____	____
	Decrease/(increase) in net debt	308	(1,384)	(1,396)

	Net debt at beginning of the period	(1,659)	(263)	(263)
		____	____	____
	Net debt at end of the period	(1,351)	(1,647)	(1,659)
		====	====	====

15.	Net assets
		2008 30 September	2007 30 September restated*	2007 31 December restated*
		$m	$m	$m

	Americas	724	782	780
	EMEA	561	786	739
	Asia Pacific	485	562	536
	Central	176	148	167
		____	____	____
		1,946	2,278	2,222

	Net debt	(1,351)	(1,647)	(1,659)
	Unallocated assets and liabilities	(509)	(552)	(465)
		____	____	____
		86	79	98
		====	====	====

*	Restated following the adoption of IFRIC 14 (note 1).

16.	Movement in IHG shareholders’ equity
		2008 9 months ended 30 September $m	2007 9 months ended 30 September restated* $m	2007 12 months ended 31 December $m

	At beginning of the period	92	1,330	1,330

	Total recognised income and expense for the period	207	381	485
	Equity dividends paid	(86)	(1,489)	(1,524)
	Issue of ordinary shares	2	30	32
	Purchase of own shares	(139)	(106)	(162)
	Movement in shares in employee share trusts	(17)	(97)	(117)
	Equity settled share-based cost, net of payments	21	24	48
		____	____	____
	At end of the period	80	73	92
		====	====	====

*	Restated following the adoption of IFRIC 14 (note 1).

17.	Capital commitments and contingencies

At 30 September 2008, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment was $62m (2007 31 December $20m; 30 September $32m).

At 30 September 2008, the Group had contingent liabilities of $13m (2007 31 December $10m; 30 September $10m), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is $208m (2007 31 December $243m; 30 September $238m). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

18.	Other commitments

In March and June 2007, the Group made the first two payments of £10m under the agreement to make special pension contributions of £40m to the UK pension plan. A further payment of £10m was made on 31 January 2008 and the final £10m is scheduled for payment in 2009.

On 24 October 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non recurring revenue investment of $60m which will be charged to the income statement as an exceptional item, of which $24m has been charged in the first nine months of 2008.

INDEPENDENT REVIEW REPORT TO InterContinental Hotels Group pLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2008 which comprises the Group income statements, Group statement of recognised income and expense, Group cash flow statement, Group balance sheet and the related notes 1 to 18. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

10 November 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	11 November 2008